SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  November  2003

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

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1.

News Release on Letter of Intent

On November 3, 2003, Minco Mining & Metals Corporation (the "Registrant") announced it has entered into a Letter Agreement with New Cantech Ventures Inc. ("NCV") whereby NCV has acquired the right to earn a 51% interest in the BYC Gold Project in Inner Mongolia.  A further 9% can be earned by bringing the property to feasibility.  The first year's commitment is $400,000.

 The property is located in central Inner Mongolia and is in the Eastern extension of the Tian Shan gold belt.

The Company is joint venturing the BYC property to pursue a more advanced gold project in China.

The Registrant currently has 23,410,765 issued and outstanding common shares.

A copy of the Registrant's news releases dated November 3, 2003 is attached.

2.

Exhibits

2.1

News Release dated November 3, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ William Meyer

Date:    November 3, 2003

William Meyer

Director and Chairman

Exhibit 2.1

TSX: MMM

For Immediate Release:	November 3, 2003

NEWS RELEASE

MINCO MINING ENTERS INTO LETTER AGREEMENT

The Company has entered into a Letter Agreement with New Cantech Ventures Inc. whereby New Cantech has acquired the right to earn a 51% interest in the BYC Gold Project in Inner Mongolia by spending on exploration $2.4 million over a three year period.  A further 9% can be earned by bringing the property to feasibility.  The first year's commitment is $400,000.

The Company has a right to earn a 75% interest in the property by spending $2.4 million over a four year period.

The property is located in central Inner Mongolia, 50 kilometers northwest of Baotou City, a major industrial center for Northern China.  The property is in the Eastern extension of the Tian Shan gold belt which hosts Maruntau (140 million ounces of gold) and Kumtor (15 million ounces of gold).

The property hosts four shear zones over a 12 kilometer strike in a Carlin-style geological setting.  Previous trenching returned values as high as 76.0 g/t (2.15 ounces) of gold over 9m (30 feet).

The Company is joint venturing the BYC property  to pursue a more advanced gold project in China.

The BYC property is 100 kilometers south of the Ivanhoe Mines Ltd. Turquoise Project in Mongolia.

This  Letter Agreement is subject to the approval of the Toronto Stock Exchange.

This news release has been reviewed and approved for release by William Meyer, P.Eng., Chairman of the Board, and designated Qualified Person.

For further information, please contact William Meyer or Ken Cai at Minco at

1-888-288-8288 or (604) 688-8002

info@mincomining.ca

www.mincomining.ca

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release

Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to, metals price volatility, volatility of metals production, project development risks and ability to raise financing.  Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results.  The Company undertakes no obligation and has no intention of updating forward-looking statements.

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